Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-140600
Note: This free writing prospectus is being filed in order to include the hyperlink referenced below to the Company’s most recent preliminary prospectus, which hyperlink was not included in the previous version of this free writing prospectus.
     On May 1, 2007, a portfolio manager for an institutional investor sent an e-mail communication to our senior management that included questions about how our business compares to Varian Medical Systems, Inc. The questions arose from an investment conference hosted by Varian at which our Hi Art system was discussed. Our senior management responded to the portfolio manager’s questions by reply e-mail.
STATEMENTS INCLUDED IN THE E-MAIL COMMUNICATION
     The reply e-mail includes the following questions from the institutional investor and senior management’s responses:
Question 1: Varian seems to have an answer to many of your competitive claims...though we were not able to discuss treatment planning. They did suggest quite publicly that Tomo’s throughput is only 2-3 per hour vs their 4-5 per hour. Is this correct?
Response 1: 85% of our customer sites have multiple technologies. They treat their most difficult cases on TomoTherapy rather than Varian. Complicated cases take more time than simple cases — on everyone’s system. On an apples to apples comparison, our throughput for complex cases is much faster than Varian’s (both for treatment planning and for delivery). Our sites CT image nearly every patient every day — Varian’s can’t. Our throughput can be 4-5 per hour too if sites choose not to image. If a site chooses not to image patients, on an apples to apples comparison, Varian will have a slight edge in treatment time for the simple cases, but they will deliver a lower quality treatment — with more dose to normal tissue. As a prospective patient, I’m not sure I like the trade off.
Question 2: I believe you suggested your install time for a new system is < 4 days versus 1-2 months for competitors?
Response 2: Our time to beam on is 2-4 days. Our time from beginning install to customer acceptance is generally 3-4 weeks. This is the complete system, including imaging.

Question 3: As far as the “feedback from the field” goes Varian alleges customers complain of reliability issues and the doctors we spoke with mentioned this as well but said it has gotten better. How have you resolved this?
Response 3: We have made significant investments in our customer support organization: Field service staffing and training, opened call centers in Europe and US to provide 24x7 coverage, opened training centers in the US and Europe, established 18 parts depots worldwide, developed a global logistics capability to get any part to any site in <8 hours, and finally through multiple engineering programs targeted at components and subsystems, we have dramatically increased overall product reliability. Collectively, these initiatives have yielded dramatic improvements in system uptime over that last two years which customers can verify. We have neutralized this issue as a sales objection, but have not declared victory and anticipate further gains in system uptime during 2007.
To review a filed copy of our current Registration Statement containing the most recent preliminary prospectus, click the following link: http://www.sec.gov/Archives/edgar/data/1317872/000095013407010323/c11964a7sv1za.htm
We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication related. Before you invest, you should read the prospectus in that registration statement and other document we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free at (866) 500-5408.
IMPORTANT INFORMATION ABOUT THE E-MAIL CONTENTS
     The contents of the e-mail should be balanced against the more complete information provided in our registration statement. In particular, investors should read these statements together with the disclosures made in our preliminary prospectus comparing the Hi Art to competing companies under “Risk Factors — Risks Relating to our Business”, “Business — Radiation Treatment”, “Business — The TomoTherapy Solution”, “Business — Our Strategy”, “Business — The Hi Art System” and “Business — Competition”.
     The institutional investor included in its initial e-mail regarding the Hi Art and its capabilities certain statements that were attributed to representatives of third parties. We are unable to independently verify the accuracy of any such statements and cannot assure you that the statements are accurate or fairly represent comments made by the third party representatives.